CUSIP No. 246911101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

dELiA*s, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

246911101
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246911101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cosa - Nova Fashions Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,777,680(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,777,680(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,680(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.656%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1) All shares of common stock of dELiA*s, Inc. held by Cosa – Nova Fashions Limited (“Cosa – Nova Fashions”) may be deemed to be beneficially owned by Miguel S. Goldgrub, also known as Michael Gold, as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.
(2) Based on 31,432,531 shares of common stock of dELiA*s, Inc. outstanding as of December 6, 2011 (as reported on the cover page of the dELiA*s, Inc. Quarterly Report on Form 10-Q for the Quarter Ended October 29, 2011 filed with the Securities and Exchange Commission on December 8, 2011).

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CUSIP No. 246911101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Miguel S. Goldgrub, also known as Michael Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,777,680(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,777,680(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,777,680(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.656%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1) All shares of common stock of dELiA*s, Inc. held by Cosa – Nova Fashions Limited (“Cosa – Nova Fashions”) may be deemed to be beneficially owned by Miguel S. Goldgrub, also known as Michael Gold, as the beneficial owner of 100% of the common stock of Cosa – Nova Fashions.
(2) Based on 31,432,531 shares of common stock of dELiA*s, Inc. outstanding as of December 6, 2011 (as reported on the cover page of the dELiA*s, Inc. Quarterly Report on Form 10-Q for the Quarter Ended October 29, 2011 filed with the Securities and Exchange Commission on December 8, 2011).

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CUSIP No. 246911101

Item 1.

	(a)	Name of Issuer

dELiA*s, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

50 West 23rd Street
New York, New York 10010

Item 2.

	(a)	Name of Person Filing

Cosa – Nova Fashions Limited

Miguel S. Goldgrub, also known as Michael Gold

(b)	Address of Principal Business Office, or, if none, Residence

	Cosa Nova Fashions:	Cosa – Nova Fashions Limited
50 Dufflaw Road
Toronto, Ontario
M6A 2W1

	Mr. Goldgrub:	c/o Cosa – Nova Fashions Limited
50 Dufflaw Road
Toronto, Ontario
M6A 2W1

(c)	Citizenship

	Cosa Nova Fashions:	Ontario, Canada

	Mr. Goldgrub:	Canada

(d)	Title of Class of Securities

Common Stock, par value $.001 per share

(e)	CUSIP Number

246911101

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CUSIP No. 246911101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k): not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:

See the responses to Item 9 on the attached cover pages.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

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CUSIP No. 246911101

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 246911101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2012	COSA – NOVA FASHIONS LIMITED By: /s/ Morley H. Beallor
Morley H. Beallor Attorney-in-Fact, pursuant to Power of Attorney dated January 13, 2011

Date: May 10, 2012	MIGUEL S. GOLDGRUB, also known as MICHAEL GOLD By: /s/ Morley H. Beallor
Morley H. Beallor Attorney-in-Fact, pursuant to Power of Attorney dated May 10, 2012

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CUSIP No. 246911101

EXHIBIT INDEX

Exhibit Number	Exhibit

Exhibit 99.1
Joint Filing Agreement, dated as of April 19, 2011, by and between Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold (incorporated by reference to Exhibit 99.1 to Schedule 13G relating to the common stock of dELiA*s, Inc. filed by Cosa – Nova Fashions Limited and Miguel S. Goldgrub, also known as Michael Gold, on April 20, 2011)

Exhibit 99.2	Power of Attorney granted by Cosa – Nova Fashions Limited in favor of Morley H. Beallor, Susan S. Ancarrow and Seth A. Winter, dated January 13, 2011

Exhibit 99.3	Power of Attorney granted by Miguel S. Goldgrub, also known as Michael Gold, in favor of Morley H. Beallor, dated May 10, 2012

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